UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 6)
CEPTON, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15673X 200
(CUSIP Number)
Satoshi Kabashima KOITO MANUFACTURING CO., LTD. Sumitomo Fudosan Osaki Twin Bldg. East 5-1-18, Kitashinagawa, Shinagawa-ku Tokyo 141-0001 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 15673X 200
1.	Names of Reporting Persons. KOITO MANUFACTURING CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,946,705 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,946,705 shares of Common Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,946,705 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 30.0%**
14.	Type of Reporting Person (See Instructions) CO

* Includes 3,984,231 shares of Common Stock to which the 100,000 shares of non-voting Series A Preferred Stock owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of September 30, 2023), subject to adjustment, at any time following January 19, 2024. All share and per share numbers included in this Statement give effect to the one-for-ten reverse stock split of the Common Stock that became effective at 5:00 p.m. Eastern Time on September 21, 2023 as disclosed by the Issuer.

** Based on 19,831,166 shares of Common Stock, calculated based on 15,846,935 shares of Common Stock outstanding as of November 1, 2023, as reported in Cepton, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023, plus 3,984,231 shares of Common Stock to which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of September 30, 2023), subject to adjustment, at any time following January 19, 2024.

 Page 2 of 3 Pages

Item 1. Security and Issuer

This statement constitutes Amendment Number 6 to the Schedule 13D (this “Statement”) relating to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and whose designated business telephone number is (408) 459-7579 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 18, 2022 (the “Initial Statement”) on behalf of the Reporting Person to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended by adding the following paragraph:

The description of the Potential Transaction set forth and defined in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash consideration payable pursuant to the Indication of Interest will be obtained through Reporting Person’s existing resources including cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On December 21, 2023, the Reporting Person delivered an indication of interest (the “Indication of Interest”) to the attention of Dr. Jun Ye, lead independent director and member of the special committee of the Issuer (the “Special Committee”), indicating that the Reporting Person is interested in the potential acquisition (the “Potential Transaction”) of 100% of the outstanding shares of the Issuer not already owned by the Reporting Person or certain or potential rollover participants identified in the Indication of Interest (the “Rollover Participants”). The signing of the Potential Transaction is subject to certain conditions, including, in particular, satisfactory completion of a due diligence review, rollover by the Rollover Participants, retention of key employees, negotiation and agreement of transaction structure and transaction documents, approval of the Potential Transaction by the board of directors of the Reporting Person, and approval by a simple majority vote of the outstanding shares of the Issuer. No assurance can be given that definitive transaction agreements with respect to the Indication of Interest will be entered into or whether the Potential Transaction will eventually be consummated.

The Potential Transaction could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of the Schedule 13D. The Reporting Person is expected to take actions in furtherance of the Indication of Interest or any amendment thereof.

The Reporting Person may at any time, or from time to time, amend, pursue, or choose not to pursue the Potential Transaction; change the terms of the Potential Transaction contemplated by the Indication of Interest, including the price, conditions, or scope of the Potential Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Potential Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

A copy of the Indication of Interest is filed as Exhibit 99.9 to this Statement, and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Initial Statement are hereby amended and replaced with the following:

(a)	The Reporting Person directly owns 1,962,474 shares of Common Stock and 100,000 shares of Series A Preferred Stock convertible into 3,984,231 shares of Common Stock (taking into account dividends accrued but unpaid as of September 30, 2023), subject to adjustment, at any time following January 19, 2024, representing approximately 30.0% of the 19,831,166 shares of Common Stock issued and outstanding (calculated as the sum of (i) 15,846,935 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 3,984,231 shares of Common Stock to which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of September 30, 2023)).

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(b)	The Reporting Person has the sole power to vote and dispose of 1,962,474 shares of Common Stock and 3,984,231 shares of Common Stock issuable upon the conversion of 100,000 shares of Series A Preferred Stock (taking into account dividends accrued but unpaid as of September 30, 2023), at any time following January 19, 2024, subject to adjustment. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the description of the Potential Transaction contained in the Indication of Interest and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.9	Indication of Interest, from the Reporting Person to Dr. Jun Ye, dated as of December 21, 2023 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023

KOITO MANUFACTURING CO., LTD.

By:	/s/ Takahito Otake
Name:	Takahito Otake
Title:	Senior Managing Corporate Officer